                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PALWEB CORPORATION
                 (Name of small business issuer in its charter)



         DELAWARE
 -----------------------------             -----------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


      1607 WEST COMMERCE STREET                     DALLAS, TEXAS 75208
 --------------------------------------          -------------------------
(Address of principal executive offices)         (City, State, and Zip Code)


                                 (214) 698-8330
                           -------------------------
                          (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered

             None                                           None
       -------------------                      -------------------------------


Securities to be registered under Section 12(g) of the Act:

                         Common stock, $0.10 par value
                         -----------------------------
                                (Title of class)


                                    Page -1-

                               PALWEB CORPORATION

                                   FORM 10-SB

                                     INDEX


                                                                                        Page
Item 1.   Description of Business . . . . . . . . . . . . . . . . . . . . . . . . .      3

Item 2.   Management's Discussion and Analysis or Plan of Operation . . . . . . . .      4

Item 3.   Description of Property . . . . . . . . . . . . . . . . . . . . . . . . .      5

Item 4.   Security Ownership of Certain Beneficial Owners and Management. . . . . .      5

Item 5.   Directors, Executive Officers, Promoters and Control Persons. . . . . . .      6

Item 6.   Executive Compensation. . . . . . . . . . . . . . . . . . . . . . . . . .      7

Item 7.   Certain Relationships and Related Transactions. . . . . . . . . . . . . .      7

Item 8.   Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7

Item 9.   Market for Common Equity and Related Stockholder Matters. . . . . . . . .      7

Item 10.  Recent Sales of Unregistered Securities . . . . . . . . . . . . . . . . .      8

Item 11.  Description of Securities . . . . . . . . . . . . . . . . . . . . . . . .      9

Item 12.  Indemnification of Directors and Officers . . . . . . . . . . . . . . . .     10

Item 13.  Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . .     10

Item 14.  Changes in and Disagreements With Accountants on Accounting
             and Financial Disclosure . . . . . . . . . . . . . . . . . . . . . . .     10

Item 15.  Financial Statements and Exhibits . . . . . . . . . . . . . . . . . . . .     10

          Exhibits Attached are:

                   Certificate of Incorporation and Amendments
                   Bylaws

                                   Page -2-

                            INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

Item 1.      Description of Business

         PalWeb Corporation, the registrant herein, is a Delaware corporation that was incorporated on February 24, 1969. The registrant's former name was Cabec Energy Corp. f/k/a Browning Enterprises, Inc., and was originally named Permaspray Manufacturing Corporation.

         From April 1993 to December 1997, the registrant engaged in the business of exploration, production, and development of oil and gas properties in the continental United States and the operation of related service businesses. In November 1997, the registrant acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc., a Florida corporation that has been converted into a Texas corporation, in exchange for a majority of the issued and outstanding stock of the registrant.

         Following the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., the registrant's primary business is manufacturing, selling, and leasing plastic pallets and transportation logistics consulting, and the custom design, manufacture, and sale of large plastic injection molding machines.

         The registrant holds several patents for the original design of various types of plastic pallets, and has several patents pending for the original design of other types of plastic pallets. These newly designed plastic pallets are much more durable and sanitary than traditional wood pallets. Further, the widespread use of plastic pallets could greatly reduce the destruction of trees on a worldwide basis. It is anticipated that as of December 1999, the registrant will have the production capability of producing approximately 100,000 plastic pallets per month.

         The registrant has expertise in, and will engage in the business of leasing and pooling plastic pallets and acting as a third party consultant in materials handling logistics.

         The registrant has worldwide patents pending on a radically new concept in the construction of functional, operational plastic injection molding machines. These new type machines are approximately 20% to 30% of the length of a traditional style plastic injection molding machine, use approximately one-third of the electricity used by a traditional style machine, use approximately 10% of the oil (circulated) used by a traditional style machine, and can be profitably sold to the end user at a cost that is substantially less than the cost of a traditional style machine.

         The registrant's patents on its plastic pallet designs and its plastic injection molding machines, along with appropriate pricing of its products, should give the registrant a competitive sales advantage with respect to its competition.


                                    Page -3-

         The principal raw material used in manufacturing plastic pallets is high and low density polyethylene plastic, both of which are in abundant supply, and some of this material may be obtained from recycled soft drink bottles.

         In the past two years, approximately $2,000,000 has been spent on research and development and building prototypes of the plastic injection molding machines manufactured by registrant.

         From a technical standpoint, the registrant has no employees. The registrant's President, Michael John, is employed pursuant to the terms of a Consulting Agreement. Plastic Pallet Production, Inc., one of the registrant's wholly owned subsidiaries, leases seven employees from Accord Human Resources, Inc., an employee leasing company.

         A list of the registrant's wholly owned subsidiaries is set forth below:

                   Plastic Pallet Production, Inc., a Texas corporation

                   Plastic Pallet Support Equipment, Inc., a Texas corporation

                   Modular Plastic Pallets, Inc., a Texas corporation

                   PP Financial, Inc., a Texas corporation

                   PP Transport, Inc., a Texas corporation

                   PP Systrans, Inc., a Texas corporation


Item. 2.     Management's Discussion and Analysis or Plan of Operation

         The registrant has recently spun-off all of its energy related assets, contract rights, and liabilities. As a result, it is essentially in the position of being a start-up business.

         Currently, PaceCo Financial Services, Inc. is supplying the registrant with the cash required for operations, and it is anticipated that PaceCo will continue to provide the registrant with the cash that it needs until it becomes self sufficient, whether that occurs in less than or more than twelve months.

         The registrant is in the process of amending a number of its current pending and issued patents and plans to apply for additional patents on different plastic pallet styles in the next twelve months.

         In the next twelve months, the registrant plans to fine tune its plastic pallet manufacturing process and begin marketing its pallets on a worldwide basis. The registrant also plans to continue development of its plastic injection molding system and make any improvements that are


                                    Page -4-
possible.

         It is anticipated that the registrant will be self sufficient in approximately twelve months, but not before. Once the registrant is self sufficient, it will have the approximately three actual employees and it is anticipated that the manufacturing personnel, currently seven leased employees, will increase to ten or more. Additionally, there will be a sales distribution network that will be comprised of self employed persons or entities.

Item 3.      Description of Property

         The registrant currently leases approximately five acres of land in an industrial area of Dallas, Texas that is improved with 138,000 square feet of manufacturing and warehouse space, and approximately 6,500 square feet of office space.

         The registrant has sufficient office equipment, such as computers, printers, copiers, etc., to operate effectively, and the warehouse/manufacturing facility is sufficiently equipped for it to function effectively.

Item 4.      Security Ownership of Certain Beneficial Owners and Management

         a.  Security ownership of certain beneficial owners.

                                Name and                    Amount and
                               address of                   nature of
     Title of                  beneficial                   beneficial               Percent of
      class                       owner                        owner                   class
--------------------------------------------------------------------------------------------------
     Common                PaceCo Financial Ser-          41,000,000 shares            18.81%
                             vices, Inc.
                           2500 S. McGee St.
                           Suite 147
                           Norman, OK 73072

     Common                Wolfgang Ullrich               31,000,000 shares            14.22%
                           1607 W. Commerce
                           Dallas, TX 75208

     Common                Michael John                   30,000,000 shares            13.76%
                           1607 W. Commerce
                           Dallas, TX 75208


                                    Page -5-

         b.  Security ownership of management.

                             Name and                      Amount and
                             address of                     nature of
     Title of                beneficial                    beneficial                Percent of
      class                    owner                         owner                     class
--------------------------------------------------------------------------------------------------
     Common                Michael John                   30,000,000 shares            13.76%
                           1607 W. Commerce
                           Dallas, TX 75208

         c. Changes in control. There are currently no plans for any arrangement or acquisition which would change ownership of a controlling interest in the common stock of the registrant.

Item 5.      Directors, Executive Officers, Promoters and Control Persons

         DIRECTORS:
         ---------
                           NAME AND ADDRESS                                     POSITION
                           ----------------                                     --------
                           Michael John                                Director (Chairman of the Board)
                           1607 West Commerce Street
                           Dallas, Texas 75208

         OFFICERS:
         --------
                           Michael John                                President
                           1607 West Commerce Street
                           Dallas, Texas 75208

                           Michael John                                Secretary
                           1607 West Commerce Street
                           Dallas, Texas 75208

                           Michael John                                Treasurer
                           1607 West Commerce Street
                           Dallas, Texas 75208

         Mr. John, currently 46 years old, has served on the registrant's Board of Directors and has acted as its President since December 1997. Mr. John has been elected to serve in the above capacities until the registrant's Annual Meeting of Stockholders and the Annual Meeting of Directors which will be held on the second Saturday of December 1999.


                                    Page -6-

         Mr. John has been involved in international business and marketing for the past twenty years. He has run and operated various types of businesses in Germany, Switzerland, and Brazil.

Item 6.      Executive Compensation

         Mr. John is currently compensated under the terms of a Consulting Agreement. He is paid $20,000.00 per month and he pays his administrative assistant out of such consulting fee. This monthly payment is paid to Mr. John by PaceCo Financial Services, Inc. The registrant will begin paying Mr. John's compensation as soon as it is able.

Item 7.      Certain Relationships and Related Transactions

         In November 1997, the registrant, then known as Cabec Energy Corp., acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. from Michael John, who held all of the stock of Plastic Pallet Production, Inc. for the benefit of himself and others. The registrant issued Mr. John and other parties a total of 119,000,000 shares of its common stock, a clear majority of the voting control.

Item 8.      Legal Proceedings

         The registrant is currently involved in one legal proceeding, which is styled "Cabec Energy Corp., Plaintiff v. Wolfgang Ullrich and Rosarin Chaisayan, Defendants." This cause of action was filed on January 8, 1999 in the District Court of Dallas County, Texas.

         In this lawsuit, the registrant seeks (i) cancellation of the common stock of the registrant that was issued to the defendants, and (ii) recovery of damages caused by Defendant Wolfgang Ullrich's failure to provide the registrant with funding that it needed for development of its business.

         Wolfgang Ullrich and his common law wife, Rosarin Chaisayan, were issued a collective total of 41,000,000 shares of the registrant's common stock in consideration of Mr. Ullrich's agreement to supply the operating and research and development capital needed, which he failed to do.

Item 9.      Market for Common Equity and Related Stockholder Matters

         The registrant's common stock currently trades on the Over-the-Counter Bulletin Board Exchange, with "PAEB" as its trading symbol.

         From June 1, 1997 to May 31, 1999, the Bid price of the common stock has been as high as $0.73 and as low as $0.05.


                                    Page -7-

Item 10.     Recent Sales of Unregistered Securities

         During the past three years, the registrant has sold the following securities without registering the securities under the Securities Act of 1933:

      Name                   Class       No. of Shares        Date
      ----                   -----       -------------        ----
 Steve Bright                Common           25,000        07/07/97
 Don Sauders, TTE            Common          400,000        07/14/97
 Richard Wood                Common           50,000        07/14/97
 Ronald Siler                Common           40,000        08/27/97
 Jay Ungerman                Common          220,000        08/27/97
 Electric & Gas Tech-
    nology, Inc.             Common        1,000,000        12/08/97
 John Gourley                Common          300,000        12/19/97
 James Bradshaw              Common          300,000        12/19/97
 John Gourley                Common          100,000        12/23/97
 Michael John, et al         Common      101,000,000        01/09/98
 John Poe                    Common           30,000        03/06/98
 Robert Seago                Common           30,000        03/06/98
 Margarete Jung              Common       15,000,000        03/13/98
 Michael Young &
    Partners, Inc.           Common        1,028,907        03/25/98
 Michael John                Common       18,145,725        07/16/98
 Ralph Curton, Jr            Common        2,000,000        08/11/98
 Alan Haliburton             Common          100,000        08/26/98
 Robert V. Daigle            Common        1,000,000        02/03/99
 USGT Investors              Common           25,000        03/05/99
 PaceCo Financial
    Services, Inc.           Common       32,500,000        04/30/99
 Julie Smith Barksdale       Common          250,000        04/30/99
 Arlin Plender               Common        2,860,000        04/30/99
 Ron Hale                    Common        2,000,000        04/30/99
 Brett Wimberley             Common          500,000        04/30/99
 Mark R. Kidd                Common          500,000        04/30/99
 Courtney Beth Kruger        Common          250,000        04/30/99
 Garret Paul Kruger          Common          250,000        04/30/99
 Hidalgo Trading Co., L.C    Common          830,000        04/30/99
 Chadwick Presten, L.L.C     Common          400,000        04/30/99
 K-P Sullivan, L.L.C         Common          120,000        04/30/99
 Litchfield, L.L.C           Common          180,000        04/30/99
 Leach, Sullivan & Watkins   Common          360,000        04/30/99
 F. Edwin Smith, Jr.,
    Trustee                  Preferred       100,000        12/10/97
 Jo Ann R. Cox               Preferred        10,000        12/10/97


                                    Page -8-

F. Edwin Smith, Jr.,
   Trustee                   Preferred        450,000       01/05/98
Jo Ann R. Cox                Preferred         50,000       01/05/98
Michael John                 Series B Pref.   600,000       04/29/98
Michael John                 Series B Pref.   217,778       08/17/98
Ralph Curton, Jr             Series B Pref.   408,889       08/17/98

Item 11.          Description of Securities

         As of May 31, 1999, (i) there were 217,981,046 shares of common stock issued and outstanding, (ii) there were 880,000 shares of original series preferred stock issued and outstanding, and (iii) there were 1,226,667 shares of Series B Preferred Stock issued and outstanding

         When the registrant was organized, a total of five hundred thousand (500,000) shares of common voting stock were issued to eight hundred (800) shareholders.

         The registrant (known as Permaspray Manufacturing Corporation at that time) then issued three hundred thousand (300,000) shares of common stock in exchange for assets.

         The registrant later issued common stock for the assets of Permaspray Manufacturing of Pennsylvania.

         The registrant later issued common and preferred stock (as set forth below) for the assets and common stock of Cabec Energy Corp., a Texas corporation, pursuant to the terms of that certain Plan and Agreement of Merger of Cabec Energy Corp. into Browning Enterprises, Inc. dated November 4, 1992. On the date of the consummation of the merger, April 28, 1993, the registrant issued five million (5,000,000) shares of common voting stock (restricted under Rule 144) and four million (4,000,000) shares of voting, no coupon preferred stock (restricted under Rule 144). The original series preferred stock may be converted to common voting stock by its holders on a 1-for-1 basis at any time following April 28, 1995.

         Subsequent to the merger with Cabec Energy Corp., a Texas corporation, the registrant has issued additional shares of common stock for the acquisition of numerous assets, operating capital, and services rendered, and additional shares of original issue preferred stock were issued for services rendered. The most notable recent acquisition by the registrant occurred as of November 11, 1997, when the stockholders approved the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., a Florida corporation (that has just recently been converted into a Texas corporation) in exchange for 119,000,000 shares of the Company's common stock.

         On December 10, 1997, the registrant authorized a new class of Series B Preferred Stock. As of December 10, 1999, this Series B Preferred Stock may be converted into common stock on a 1-for-10 basis (1 share of Series B Preferred Stock converts into 10 shares of common stock).


                                    Page -9-

         The registrant's common stock is its only security that is traded on an exchange.

Item 12.     Indemnification of Directors and Officers

         Under the registrant's Bylaws, it is required to indemnify its officers and directors to the extent allowed and permitted by the General Corporation Laws of the State of Delaware.

Item 13.     Financial Statements

         Set forth below are audited financial statements of the registrant for fiscal years May 31, 1996, 1997, and 1998, and unaudited financial statements through February 28, 1999. Such financial statements were prepared under Generally Accepted Accounting Principles and audited under Generally Accepted Auditing Standards.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

         There are no disagreements with accountants on accounting and financial disclosure.

Item 15.     Financial Statements and Exhibits


                                       PALWEB CORPORATION,
                                       a Delaware Corporation

                                       By: /s/ MICHAEL JOHN
                                           -------------------------------
                                           Michael John, President

                                       Dated: June 10, 1999

                                   Page -10-

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS
                                      AND
                          INDEPENDENT AUDITOR'S REPORT

                            YEAR ENDED MAY 31, 1996

                          INDEPENDENT AUDITOR'S REPORT


June 25, 1997

Board of Directors and Stockholders
Cabec Energy Corporation
Dallas, Texas

We have audited the accompanying balance sheet of Cabec Energy Corporation and Subsidiary as of May 31, 1996, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Cabec Energy Corporation and Subsidiary as of May 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has working capital and stockholders' deficits at May 31, 1996, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ HEIN & ASSOCIATES LLP

Certified Public Accountants

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                  MAY 31, 1996

                                     ASSETS

                                                                           UNAUDITED
                                                                           PRO FORMA       HISTORICAL
                                                                         ------------     ------------
                                                                           (Note 13)

CURRENT ASSETS:
 Cash and cash equivalents                                               $      3,688     $      3,688

OTHER ASSETS:
 Machinery and equipment                                                      699,000               --
 Note receivable                                                               20,000           20,000
 Investment in subsidiary, net of impairment valuation allowance of
  $2,009,900                                                                   25,000           25,000
                                                                         ------------     ------------
       Total assets                                                      $    747,688     $     48,688
                                                                         ============     ============

                              LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
 Notes payable                                                           $     47,422     $     47,422
 Accounts payable                                                              54,045           54,045
 Salaries and related payroll taxes payable                                    24,000           24,000
 Accrued and other current liabilities                                         41,283           41,283
                                                                         ------------     ------------
       Total current liabilities                                              166,750          166,750

ADVANCES PAYABLE                                                              157,875          157,875

LONG-TERM DEBT                                                                260,000               --

DUE TO STOCKHOLDER                                                             65,857           65,857

COMMITMENTS AND CONTINGENCIES (NOTES 2, 4 AND 10)

STOCKHOLDERS' DEFICIT:
 Convertible preferred stock, $.0001 par value; 20,000,000 shares
  authorized; 9,310,000 shares issued and outstanding                             931              931
 Common stock, $0.10 par value; 50,000,000 shares authorized;
  14,049,985 shares issued and outstanding (15,549,985 pro forma)           1,554,999        1,404,999
 Additional paid-in capital                                                 2,764,030        2,475,030
 Accumulated deficit                                                       (4,222,754)      (4,222,754)
                                                                         ------------     ------------
       Total stockholders' deficit                                             97,206         (341,794)
                                                                         ------------     ------------

       Total liabilities and stockholders' deficit                       $    747,688     $     48,688
                                                                         ============     ============

       See accompanying notes to these consolidated financial statements.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                            YEAR ENDED MAY 31, 1996

GENERAL AND ADMINISTRATIVE EXPENSES                                     $    135,500

OTHER EXPENSES:
 Interest expense                                                             10,396
 Provision for goodwill write-down                                            14,583
 Provision for impairment of investment                                    2,009,900
                                                                        ------------
         Total other expenses                                              2,034,879
                                                                        ------------

LOSS FROM CONTINUING OPERATIONS                                           (2,170,379)

DISCONTINUED OPERATIONS:
 Loss from operations                                                       (868,413)
 Gain on disposal                                                            239,965
                                                                        ------------
         Loss from discontinued operations                                  (628,448)
                                                                        ------------

NET LOSS                                                                $ (2,798,827)
                                                                        ============

LOSS PER SHARE:
 Continuing operations                                                  $      (0.27)
 Net loss                                                               $      (0.35)




       See accompanying notes to these consolidated financial statements.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

              For the period from June 1, 1995 through May 31, 1996

                                    Preferred Stock                Common Stock
                               -------------------------     --------------------------     Common        Additional
                                                                                             Stock          Paid-in
                                 Shares          Amount         Shares        Amount       Subscribed       Capital
                               -----------    -----------    -----------    -----------    -----------    -----------
BALANCES, June 1, 1995          13,310,000    $     1,331      6,547,985    $   654,799    $    71,000    $   325,180

Issuance of common stock
  subscribed                            --             --         42,000          4,200        (21,000)        16,800

Adjustment of common shares             --             --        (80,000)        (8,000)            --          8,000

Issuance of common stock for
  services rendered                     --             --      2,840,000        284,000             --        529,750

Purchase and cancellation of
  preferred stock               (3,600,000)          (360)            --             --             --        (19,640)

Issuance of common stock for
  acquisition of Cooper
  Manufacturing Corp.                   --             --      3,000,000        300,000             --      1,734,900

Issuance of common stock for
  subsequent purchase of
  machinery and equipment               --             --      1,500,000        150,000             --       (150,000)

Issuance of common stock
  subscribed                            --             --        200,000         20,000        (50,000)        30,000

Net loss                                --             --             --             --             --             --
                               -----------    -----------    -----------    -----------    -----------    -----------

BALANCES, May 31, 1996           9,710,000    $       971     14,049,985    $ 1,404,999    $        --    $ 2,474,990
                               ===========    ===========    ===========    ===========    ===========    ===========
                                                 Total
                               Accumulated    Stockholders'
                                 Deficit         Deficit
                               -----------    -------------
BALANCES, June 1, 1995         $(1,423,927)   $  (371,617)

Issuance of common stock
  subscribed                            --             --

Adjustment of common shares             --             --

Issuance of common stock for
  services rendered                               813,750

Purchase and cancellation of
  preferred stock                       --        (20,000)

Issuance of common stock for
  acquisition of Cooper
  Manufacturing Corp.                   --      2,034,900

Issuance of common stock for
  subsequent purchase of
  machinery and equipment               --             --

Issuance of common stock
  subscribed                            --             --

Net loss                        (2,798,827)    (2,798,827)
                               -----------    -----------

BALANCES, May 31, 1996         $(4,222,754)   $  (341,794)
                               ===========    ===========

       See accompanying notes to these consolidated financial statements.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                            YEAR ENDED MAY 31, 1996


CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                               $     (2,798,827)
     Adjustments to reconcile net loss to net cash
               used in operating activities
          Loss on disposal of property and equipment                  23,817
          Provision for goodwill write-down                           14,583
          Provision for impairment of investment                   2,009,900
          Gain on disposal                                          (239,965)
          Common stock issued for services                           813,750
          Changes in operating assets and liabilities
               Accounts receivable                                     7,189
               Accounts payable                                       21,423
               Salaries and related payroll taxes payable            (57,313)
               Other                                                   3,450
                                                            ----------------
          Net cash used in operating activities                     (201,993)


CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of oil and gas properties                     27,000
     Issuance of note receivable                                     (20,000)
                                                            ----------------
          Net cash provided by investing activities                    7,000


CASH FLOWS FROM FINANCING ACTIVITIES:
     Advance payable                                                 157,875
     Net advances from stockholder                                    63,738
     Proceeds from notes payable                                      10,000
     Repayment of notes payable                                      (15,308)
     Re-purchase of preferred stock                                  (20,000)
                                                            ----------------
          Net cash provided by financing activities                  196,305
                                                            ----------------


INCREASE IN CASH AND CASH EQUIVALENTS                                  1,312


CASH AND CASH EQUIVALENTS, beginning of year                           2,376
                                                            ----------------

CASH AND CASH EQUIVALENTS, end of year                      $          3,688
                                                            ================




       See accompanying notes to these consolidated financial statements.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Cabec Energy Corporation (Cabec or the Company) was incorporated in Texas on November 13, 1981. The Company was engaged in oil and gas exploration and development in Texas, Louisiana, Kansas and North Dakota until it disposed of all of its oil and gas properties as described below.

     Principles of Consolidation - The accompanying financial statements include the accounts of Cabec Energy Corporation and its wholly-owned subsidiary, CEC Operating, Inc., which is currently inactive. These financial statements do not include the accounts of Cooper Manufacturing
     Corp. (Cooper), a wholly-owned subsidiary acquired May 10, 1996 (see Note
     4). Cooper is not consolidated because it is currently operating under Chapter 11 of the U.S. Bankruptcy Code, as a result, there is uncertainty as to whether the Company will ultimately control Cooper.

     Change in Basis of Accounting - In fiscal year 1995, Company's management commenced a plan of liquidation and reorganization whereby certain outstanding debt obligations would be settled out of available assets. As a result of this plan, the Company applied the liquidation basis of accounting for the year ended May 31, 1995. Under the liquidation basis of accounting, assets are stated at their estimated net realizable values, and liabilities are stated at the estimated amounts creditors are expected to receive in settlement of the obligations.

     During the fiscal year ended May 31, 1996, the Company conveyed substantially all its oil and gas producing properties and related production equipment in satisfaction and release of all indebtedness related to various accounts payable and debt obligations collateralized by those properties. However, in May 1996, the Company made certain acquisitions with the intent to continue operations and has changed the basis of accounting used to determine the amounts at which assets and liabilities are carried from the liquidation basis to a going-concern basis of accounting effective for the year ended May 31, 1996.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

     Discontinued Operations - In 1996, the Company disposed of all remaining oil and gas operations. The loss incurred related to oil and gas operations of $868,413 has been classified as "discontinued operations" in the accompanying statement of operations. The loss was net of oil and gas revenues received of $13,106. During fiscal year 1996, the Company settled various debt obligations and amounts payable totaling $380,702, which related to its oil and gas operations through cash payments of $21,365 and the conveyance of oil and gas properties collateralizing certain obligations having a net carrying value of $119,372. As a result, a gain of $239,965 has been reflected in the statement of operations on disposal of discontinued operations.

     Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers cash equivalents to include all cash items, such as time deposits and short-term investment with maturities of three months or less at the time of purchase.

     Loss Per Share - Loss per share is computed based on the weighted average number of shares outstanding of 8,050,000. Stock options and warrants are not considered as their effect is anti-dilutive.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Income Taxes - The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financials statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

2.  GOING CONCERN

    As of May 31, 1996 the Company has a working capital deficit of $163,062 and a stockholders' deficit of $341,794, which raise substantial doubt about its ability to continue as a going concern. During fiscal year 1995, a change in the Company's management occurred. The new management arranged settlements with various trade creditors, employees owed back payroll, and the Internal Revenue Service in connection with unpaid payroll taxes. As of May 31, 1996, the Company's working capital position was significantly improved. However, the Company's continued existence is dependent on its ability to resolve its liquidity problems, either by obtaining additional debt financing and/or equity capital or generating profitable operations. While pursuing additional funding, the Company has relied on limited cash flow advanced by a major stockholder and outside parties. The Company has made certain acquisitions in May 1996 and subsequently primarily with its stock. One of the acquisitions is currently generating positive cash flows, and management hopes the others will eventually generate positive cash flows. The Company is actively seeking debt/or equity capital to adequately fund operating losses, working capital demands and a strategic growth and diversification program. Discussions are being held with certain investors who management believes may commit to a material equity investment in the Company. Management believes these equity proceeds, if obtained, will be adequate to fund ongoing operations.

    The accompanying financial statements do not include any adjustments to reflect the possible future effects and the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.  NOTE RECEIVABLE

    The Company has a note receivable totaling $20,000 at May 31, 1996, which bears interest at 6% and is collateralized by a piece of machinery owned by the debtor. Total unpaid principal and accrued interest were due in November 1996. The note is due from the Fleur-David Corporation, a business subsequently acquired by the Company (see Note 13).

4.  ACQUISITIONS

    On May 10, 1996 the Company acquired 100% of the outstanding common stock of Cooper Manufacturing Corp. (Cooper) in exchange for 3,000,000 shares of the Company's common stock. Cooper, which is currently operating under Chapter 11 of the U.S. Bankruptcy Code, holds patents to and manufactures mobile drilling equipment. Upon closing, the Company transferred 1,500,000 shares of Cabec common stock to the former Cooper stockholders and the remaining shares were to be held in trust pending satisfactory confirmation of a Chapter 11 plan of reorganization for Cooper. The acquisition has been accounted for as a purchase, but Cooper has not been consolidated in the accompanying financial statements due to the uncertainty resulting from the bankruptcy proceedings as discussed in Note 1. The shares transferred to the former Cooper stockholders were recorded at $2,034,900 based on the trading

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    value of the Company's stock at the time the transaction closed less a 30% discount to reflect the restricted nature of the shares. The shares held in trust were assigned no value due to the uncertainty as to their ultimate issuance. However, these shares were issued to the former stockholder of Cooper in 1997 in settlement of a lawsuit filed by that individual related to the Company's acquisition of Cooper.

    Subsequent to the acquisition of Cooper, the carrying value of the investment was written down to $25,000 due to the uncertainty of the disposition of the bankruptcy proceedings and the related effect upon the ownership and operations of Cooper. The write down of $2,009,900 has been recorded as a charge to operations.

5.  NOTES PAYABLE

    At May 31, 1996, notes payable consist of the following:

     Demand note payable to a bank with interest
      at 12%, collateralized by a $15,000
      certificate of deposit owned by a third                      $ 10,000

     Note payable to the father of a former officer
      with interest at 10%, collateralized by an
      interest in certain oil and gas properties.
      The note is due June 1, 1997.                                  37,422(a)
                                                                   --------
                                                                   $ 47,422
                                                                   ========

    (a) The Company is in default on the note payable. Accordingly, this note has been classified as a current liability in the accompanying balance sheet. Negotiations are continuing with this creditor; however, the ultimate outcome of the negotiations cannot currently be determined.

6.  ADVANCES PAYABLE

    Net advances payable to an outside party total $157,875 at May 31, 1996. This amount was non-interest bearing, uncollateralized and contained no specific terms of repayment. However, on October 1, 1996, in recognition of this obligation, the company executed a convertible promissory note in the amount of $151,764, bearing interest at 8%. The terms of the note require semi-annual interest payments due December 1 and June 1. A final payment of the unpaid principal plus accrued interest is due and payable June 1, 1998. The note is uncollateralized. The promissory note provides for the right to convert the outstanding principal and unpaid accrued interest into shares of the Company's common stock, at a conversion rate of $.50 per share. This conversion right may be exercised at any time as long as the promissory note remains outstanding.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

     Deferred tax assets:
      Impairment of investment in Cooper                         $  700,000
      Net operating loss carry forwards                             350,000
                                                                 ----------
     Total gross deferred tax assets                              1,050,000
     Less valuation allowance                                    (1,050,000)
                                                                 ----------

     Net deferred tax asset                                      $       --
                                                                 ==========

     As of May 31, 1996, the Company has approximately $1,000,000 in net operating loss carry forwards which begin to expire in the year 2008. During the years ended May 31, 1995 and 1996, the Company underwent changes in control as defined in Section 382 of the Internal Revenue Code of 1986. Because of this, it is likely that the utilization of the Company's net operating loss will be substantially limited.

8.   RELATED PARTY TRANSACTIONS

     During the year ended May 31, 1996, the Company wrote off amounts due from related parties totaling approximately $17,380 and conveyed a truck with a book value of approximately $8,000 to the former president of the Company.

     At May 31, 1996 net advances from a major stockholder totaled $65,857. The amount due to the stockholder is non-interest bearing, uncollateralized, and has no specific terms of repayment.

9.   STOCKHOLDERS' EQUITY

     During fiscal year 1996, the Company issued 2,840,000 shares, including 2,500,000 shares to the president of the Company, for various services rendered. The services rendered by the president of the Company were in connection with negotiation of the retirement of certain debt obligations. The shares have been recorded at the trading value at the times of issuance less a 30% discount to reflect the restricted nature of the stock.

     In connection with shares issued to a private investor in fiscal year 1995, an option was granted to purchase up to a total of an additional 1,600,000 common shares in fiscal years 1995 and 1996. These options had all expired unexercised as of May 31, 1996.

     In August 1994, the Company issued 9,310,000 shares of voting convertible preferred stock as compensation to directors and certain members of management. The preferred stock, which is presently convertible, is convertible into common stock at a rate of one share of common stock for each share of preferred stock. The shares were valued by the Company at $.01 per share, which was the Company's estimate of the fair value of the services provided. In connection with the shares issued to a certain stockholder, an option was granted to purchase additional common shares at $.10 per share in the following increments and time period:

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            Up to                                     Dates
        --------------                 ------------------------------------
        120,000 shares                 From August 1, 1993 to July 31, 2003
        160,000 shares                 From August 1, 1994 to July 31, 2004
        200,000 shares                 From August 1, 1995 to July 31, 2005
        240,000 shares                 From August 1, 1996 to July 31, 2006

     During the first two quarters of fiscal year 1995, the Company entered into agreements to sell to various unaffiliated third parties 42,000 shares of common stock for $.50 per share and 200,000 shares of common stock for $.25 per share. As of May 31, 1995, the shares had not been issued and are classified as common stock subscribed in the accompanying statement of stockholders' equity. The stock was subsequently issued in fiscal year 1996.

     The Company's board of directors is authorized to issue up to an additional 10,290,000 shares of preferred stock at a price and on terms to be determined by a majority vote of the board of directors.

10.  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various legal proceedings including the settlements of pending claims against the Company. In the opinion of management, the Company's ultimate liability cannot presently be determined. Accordingly, no provision for any additional liability concerning these matters has been reflected in the Company's financial statements.

     The Company has guaranteed the payment of a $50,000 account payable due by Cooper (see Note 4) to a former stockholder. The Company also agreed to have that former stockholder released from any individual guarantees of Cooper debt, and in the absence of such release, indemnify him therefrom.

11.  SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid during the year for:
      Interest                                                                 $     6,032

     Non-cash investing and financing activities:
      Property and equipment conveyed in satisfaction of notes payable              76,465
      Investment in subsidiary acquired with issuance of common stock            2,034,900
      Machinery and equipment acquired with issuance of common stock               698,945
      Issuance of common stock subscribed                                           71,000

12.  SUBSEQUENT EVENTS

     Subsequent to May 31, 1996, the Company acquired 100% of the outstanding common stock of Fleur-David Corporation (Fleur) in exchange for 4,000,000 shares of the Company's common stock.

     In October 1996, the Company granted a warrant to its president to purchase up to 600,000 shares of common stock for $.50 per share. No expiration date has been specified.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    In September 1996, the Company acquired substantially all the operating assets (consisting primarily of machinery and equipment) of Sweetwater Drilling Co. d/b/a Wyoming Pipe & Tool (Wyoming), and placed the assets in a newly formed subsidiary, Wyoming Pipe & Tool Corp. In consideration, the Company issued Wyoming 1,500,000 shares of the Company's common stock and a $260,000 promissory note. The shares were issued and held in escrow in May 1996, pending closing, which occurred in September 1996. No value was assigned to the shares until closing of the acquisition. The promissory note was subsequently refinanced with two notes totaling $260,000, bearing 10% interest and due December 31, 1998.

13. UNAUDITED PRO FORMA INFORMATION

    The accompanying balance sheet includes a pro forma column to reflect the Wyoming acquisition (see Note 12) as if it had occurred on May 31, 1996, due to its significance. The acquisition has been recorded for pro forma purposes based on an independent appraisal of the assets at $699,000. The Fleur acquisition discussed in Note 12 is not included in the pro forma balance sheet due to uncertainty regarding its valuation of the net assets acquired.

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                                      AND
                          INDEPENDENT AUDITOR'S REPORT

                            YEAR ENDED MAY 31, 1997

                          INDEPENDENT AUDITOR'S REPORT



June 27, 1998


Board of Directors and Stockholders
Cabec Energy Corporation
Dallas, Texas

We have audited the accompanying balance sheet of Cabec Energy Corporation and Subsidiaries as of May 31, 1997, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Cabec Energy Corporation and Subsidiaries as of May 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has working capital and stockholders' deficits at May 31, 1997, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ HEIN & ASSOCIATES LLP

Certified Public Accountants

                    CABEC ENERGY CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                  MAY 31, 1997

                                     ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                 $         6,672
     Trade accounts receivable, no allowance for
        doubtful accounts considered necessary                          83,159
     Prepaid expense                                                     2,960
                                                               ---------------
          Total current assets                                          92,791

PROPERTY AND EQUIPMENT, at cost
     Plant equipment                                                   593,095
     Vehicle                                                            10,500
     Furniture and fixtures                                              4,950
                                                               ---------------
                                                                       608,545
     Less accumulated depreciation                                     (69,543)
                                                               ---------------
          Net property and equipment                                   539,002

OTHER ASSETS:
     Deposits and other                                                 71,880
     Natural gas processing plant held for sale                         25,000
     Investment in Cooper Manufacturing Corp.                           25,000
                                                               ---------------
          Total assets                                         $       753,673
                                                               ===============



                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
     Notes payable                                             $       262,704
     Accounts payable and accrued expenses                             336,271
     Advances due to stockholder                                        81,955
     Accrued liability                                                  45,000
                                                               ---------------
          Total current liabilities                                    725,930

LONG-TERM DEBT                                                         440,296

PRODUCTION PAYMENT LIABILITY                                           323,485

COMMITMENTS AND CONTINGENCIES (Notes 2 and 9)

STOCKHOLDERS' DEFICIT:
     Convertible preferred stock, $.0001 par value;
        20,000,000 shares authorized; 5,530,000 shares issued
        and outstanding                                                    553
     Common stock, $0.10 par value; 50,000,000 shares
        authorized; 24,446,414 shares issued and outstanding         2,444,641
     Additional paid-in capital                                      6,518,663
     Accumulated deficit                                            (9,699,895)
                                                               ---------------
          Total stockholders' deficit                                 (736,038)
                                                               ---------------
          Total liabilities and stockholders' deficit          $       753,673
                                                               ===============



       See accompanying notes to these consolidated financial statements.

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                            YEAR ENDED MAY 31, 1997


REVENUES:
 Service revenues                     $    427,943
 Oil and gas sales                          20,539
 Other                                      26,901
                                      ------------
         Total revenues                    475,383

COSTS AND EXPENSES:
 Cost of service revenues                   84,000
 Lease operating expense                    91,327
 Impairment of investment                3,727,305
 General and administrative expenses     1,933,720
 Depreciation                               69,543
 Interest expense                           46,629
                                      ------------
         Total costs and expenses        5,952,524
                                      ------------

NET LOSS                              $ (5,477,141)
                                      ============

NET LOSS PER SHARE                    $      (0.26)
                                      ============


       See accompanying notes to these consolidated financial statements.

                    CABEC ENERGY CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

             FOR THE PERIOD FROM JUNE 1, 1996 THROUGH MAY 31, 1997


                                       Preferred Stock                Common Stock
                                  -------------------------     -------------------------      Additional
                                                                                                 Paid-in
                                    Shares          Amount         Shares        Amount          Capital
                                  -----------    -----------    -----------    ----------      -----------
BALANCES, June 1, 1996              9,710,000    $       971     14,049,985    $1,404,999     $2,474,990

Sales of common stock
  for cash                                 --             --        400,000        40,000        210,000

Adjustment of common shares                --             --        294,568        29,457        (21,959)

Issuance of common stock for
  services rendered                        --             --      1,346,861       134,685        441,669

Grant of stock options to officer          --             --             --            --        680,000


Conversion of preferred stock
  to common stock                  (4,180,000)          (418)     4,180,000       418,000       (417,582)

Issuance of common stock for
  acquisition of Fleur-David
  Corporation                              --             --      4,000,000       400,000      2,800,000

Record purchase of machinery
  and equipment for common
  stock issued in escrow in
  prior year                               --             --             --            --        303,545

Issuance of common stock
  for retirement of liabilities            --             --        175,000        17,500         48,000

Net loss                                   --             --             --            --             --
                                  -----------    -----------    -----------    ----------     ----------

BALANCES, May 31, 1997              5,530,000    $       553     24,446,414    $2,444,641     $6,518,663
                                  ===========    ===========    ===========    ==========     ==========


                                                    Total
                                  Accumulated    Stockholders'
                                    Deficit         Deficit
                                  -----------    -------------
BALANCES, June 1, 1995            $(4,222,754)   $  (341,794)

Sale of common stock for cash              --        250,000

Adjustment of common shares                --          7,498

Issuance of common stock for
  services rendered                        --        576,354

Grant of stock options to officer          --        680,000


Conversion of preferred stock
  to common stock                          --             --

Issuance of common stock for
  acquisition of Fleur-David
  Corporation                              --      3,200,000

Record purchase of machinery
  and equipment for common
  stock issued in escrow in
  prior year                               --        303,545

Issuance of common stock
  for retirement of liabilities            --         65,500

Net loss                           (5,477,141)    (5,477,141)
                                  -----------    -----------

BALANCES, May 31, 1997            $(9,699,895)   $  (736,038)
                                  ===========    ===========


       See accompanying notes to these consolidated financial statements.

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                            YEAR ENDED MAY 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES -
 Net loss                                                                        $ (5,477,141)
 Adjustments to reconcile net loss to net cash used in operating activities
   Depreciation                                                                        69,543
   Provision for impairment of investment                                           3,727,305
   Common stock issued for services                                                   576,354
   Stock options granted officer                                                      680,000
   Changes in operating assets and liabilities:
     Accounts receivable                                                              (73,185)
     Accounts payable and accrued expenses                                            263,814
                                                                                 ------------
     Other                                                                             (4,804)

   Net cash used in operating activities                                             (238,114)

CASH FLOWS FROM INVESTING ACTIVITIES -
 Advances to related party                                                            (13,720)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Sale of common stock                                                                 250,000
 Net advances from stockholder                                                         29,818
 Repayments of notes payable                                                          (25,000)
                                                                                 ------------
     Net cash provided by financing activities                                        254,818
                                                                                 ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                                   2,984

CASH AND CASH EQUIVALENTS, beginning of year                                            3,688
                                                                                 ------------

CASH AND CASH EQUIVALENTS, end of year                                           $      6,672
                                                                                 ============

SUPPLEMENTAL INFORMATION:
 Cash paid during the year for interest                                          $      2,154
                                                                                 ============
 Non-cash investing and financing activities:
   Common stock issued in satisfaction of liabilities                            $     65,500
   Investment in subsidiary acquired with issuance of common stock               $  3,200,000
   Machinery and equipment acquired with issuance of common stock
    and notes payable                                                            $    563,545
                                                                                 ============


       See accompanying notes to these consolidated financial statements.

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization

     Cabec Energy Corporation (Cabec or the Company) was incorporated in Texas on November 13, 1981. The Company was engaged in oil and gas exploration and development until it disposed of all of its oil and gas properties in fiscal year 1996. As of May 31, 1998, the Company was engaged primarily in repairing and remanufacturing down-hole rotary tools used in the exploration of oil and natural gas, through its subsidiary, Wyoming Pipe & Tool Corp (WP&T).

     Principles of Consolidation

     The accompanying financial statements include the accounts of Cabec Energy Corporation and its wholly-owned subsidiaries, CEC Operating, Inc., which is currently inactive, Wyoming Pipe & Tool Corp., and Fleur-David Corporation (Fleur). Fleur owns interests in certain oil and gas leases, with minimal production, and a gas processing plant held for sale.

     Property and Equipment

     Property and equipment is stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the underlying assets. The estimated useful lives of plant equipment range from three to seven years. Automobiles are depreciated over three years and furniture and fixtures over five years.

     Expenditures for repairs and maintenance are charged to operations as incurred. Major replacements and betterments are capitalized and depreciated over the estimated remaining life of the asset.

     Investment in Cooper Manufacturing Corp.

     In fiscal year 1996, the Company acquired 100% of the outstanding common stock of Cooper Manufacturing Corp. (Cooper). Cooper holds patents to and manufactures mobile drilling equipment. As part of a plan of reorganization for Cooper under Chapter 11 of the U.S. Bankruptcy Code, the Company's ownership interest was reduced to 15% in December 1997 and the Company was assigned a royalty in future revenues of Cooper. The Company accounts for its investment in Cooper at cost.

     Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

     Cash and Cash Equivalents

     The Company considers cash equivalents to include all cash items, such as time deposits and short-term investments with maturities of three months or less at the time of purchase.

     Loss Per Share

     Loss per share is computed based on the weighted average number of shares outstanding of 21,005,000. Convertible preferred stock, stock options and warrants are not considered as their effect is anti-dilutive.

     Stock-Based Compensation

     In June 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which requires recognition of the value of stock options and

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


warrants granted based on an option pricing model. However, as permitted by SFAS No. 123, the Company continues to account for stock options and warrants granted to directors and employees pursuant to APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. See Note 8.


Accounting for Long-Lived Assets

The Company evaluates long-lived assets periodically for impairment. When events or circumstances indicate that the cost of an asset may be impaired, a comparison of the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount is made to determine if a writedown to market value or discounted cash flow is required.


Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


2. LIQUIDITY

As of May 31, 1997 the Company has a working capital deficit of $633,139 and a stockholders' deficit of $736,038, which raise substantial doubt about its ability to continue as a going concern. The Company's continued existence is dependent on its ability to resolve its liquidity problems, either by obtaining additional debt financing and/or equity capital or generating profitable operations. The Company's intention with regard to this matter is that new management will attempt to develop the business acquired in December 1997 (see
Note 12) into a profitable operation.

The accompanying financial statements do not include any adjustments to reflect the possible future effects and the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.


3. ACQUISITIONS

In June 1996, the Company acquired 100% of the outstanding common stock of Fleur (see Note 1) in exchange for 4,000,000 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and the operations of Fleur are included in the accompanying financial statements beginning June 1, 1996. The acquisition was recorded at $3,200,000, which reflected the estimated value of the Company's stock at the time. Fleur's principal assets when acquired by the Company were interests in proved undeveloped reserves and in a natural gas processing plant. The value of both of these assets became impaired subsequent to acquisition due to diminished prospects for development of the oil and gas reserves or for profitable operation of the gas plant resulting primarily from a decline in oil and gas prices. Therefore, the amounts recorded for the assets acquired were reduced to market value as estimated by management resulting in a charge to impairment expense of approximately $3,727,000 for the year ended May 31, 1997.

In September 1996, the Company acquired substantially all the operating assets (consisting primarily of machinery and equipment) of Sweetwater Drilling Co. d/b/a Wyoming Pipe & Tool (Wyoming), and placed

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the assets in a newly formed subsidiary, Wyoming Pipe & Tool Corp. (WP&T).
In consideration, the Company issued Wyoming 1,500,000 shares of the Company's common stock and a $260,000 promissory note. The shares were issued and held in escrow in May 1996, pending closing, which occurred in September 1996. No value was assigned to the shares until closing of the acquisition at which time the acquisition was recorded based on the appraised value of the acquired assets. The promissory note was subsequently refinanced with two notes to related parties totaling $260,000 (see Note 4). The acquisition was accounted for as a purchase and the operations of WP&T are included in the accompanying financial statements beginning September 18, 1996.

Pro forma information to reflect the results of operations of the Company as if the acquisitions of Fleur and WP&T had occurred at the beginning of the period is not presented because the effect would not be material.

4. NOTES PAYABLE AND LONG-TERM DEBT


   At May 31, 1997, notes payable consist of the following:

     Unsecured note payable to an individual with interest at 8%. The note is due June 1, 1998. The note is convertible into shares of the
          Company's common stock (See Note 12).                                     $  142,875


     Notes payable to two individuals for $130,000 each, bearing interest at 10%. One of the individuals is a family member of the
          president of the Company. Principal and accrued interest are due on December 31, 1998. Collateralized by the assets and common
          stock of WP&T.                                                               260,000

     Note payable to an individual with interest at 6%, collateralized by
          gas plant equipment. The note is due May 31, 1998.                            90,463

     Notes payable to a director of the Company and various family members. The notes all bear interest at 6%, are collateralized by
          gas plant equipment and are due May 1, 1998.                                 172,240

     Notes payable to the father of a former officer with interest at 10%, collateralized by an interest in certain oil and gas properties.
          The note is due June 1, 1999.                                                 37,422
                                                                                    ----------

          Total                                                                        703,000
          Less current portion                                                        (262,704)
                                                                                    ----------
          Long-term debt                                                            $  440,296
                                                                                    ==========

Maturity on long-term debt as of May 31, 1997 are as follows:

               Year Ended May 31,
               ------------------
               1998                          $ 262,704
               1999                            402,874
               2000                             37,422
                                             ---------
                                             $ 703,000
                                             =========

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  PRODUCTION PAYMENT LIABILITY

    The Company has a liability to another company with a principal balance of $323,485 at May 31, 1997. Repayment of the liability is due solely from production from an oil and gas field with no current production. The Company's investment in the oil and gas field has been fully impaired at May 31, 1997.

6.  INCOME TAXES

    The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax asset at May 31, 1997 are presented below:

      Deferred tax assets:
       Impairment of investments               $ 2,000,000
       Net operating loss carry forwards           650,000
                                               -----------
      Total gross deferred tax assets            2,650,000
      Less valuation allowance                  (2,650,000)
                                               -----------
      Net deferred tax asset                   $        --
                                               ===========

    The valuation allowance increased by $1,600,000 from the preceding year.

    As of May 31, 1997, the Company has approximately $2,000,000 in net operating loss carry forwards which begin to expire in the year 2008. During the years ended May 31, 1995 and 1996, the Company underwent changes in control as defined in Section 382 of the Internal Revenue Code of 1986. Because of this, it is likely that the utilization of the Company's net operating loss will be substantially limited.

7.  RELATED PARTY TRANSACTIONS

    At May 31, 1997 net advances from a major stockholder totaled $81,955. The amount due to the stockholder is non-interest bearing, uncollateralized, and has no specific terms of repayment.

8.  STOCKHOLDERS' EQUITY

    During fiscal year 1997, the Company issued 1,346,861 shares, including 250,000 shares to a director of the Company, for various services rendered. The shares have been recorded at the trading value at the times of issuance less a 20% discount to reflect the restricted nature of the stock.

    In August 1994, the Company issued 9,310,000 shares of voting convertible preferred stock as compensation to directors and certain members of management. The preferred stock is convertible into common stock at a rate of one share of common stock for each share of preferred stock. In connection with the shares issued to a certain stockholder, an option was granted to purchase additional common shares at $.10 per share as set forth below. None of the options had been exercised as of May 31, 1997.

                       Up to             Expiration Dates
                   --------------     ----------------------
                   120,000 shares          July 31, 2003
                   160,000 shares          July 31, 2004
                   200,000 shares          July 31, 2005
                   240,000 shares          July 31, 2006

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     During the year ended May 31, 1997, 4,180,000 shares of preferred stock were converted to common stock.

     In October 1996, the Company granted a warrant to its president to purchase up to 600,000 shares of common stock for $.50 per share. The exercise price approximated the quoted value of the stock at the time of issuance. No expiration date has been specified. In September 1996, the Company granted options to acquire 1,000,000 shares of common stock at $.10 per share to an officer in connection with an employment agreement. The trading price of the Company's stock at the grant date exceeded the exercise price by $.68 per share and $680,000 has been charged to expense for the year ended May 31, 1997. The options may be exercised through August 2002. None of the options on the warrants had been exercised as of May 31, 1997.

     As discussed in Note 1, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options and warrants. Accordingly no compensation cost is recognized for grants of options to employees or directors when the exercise prices are not lower than the market prices of the Company's common stock on the measurement date. Had compensation been determined based on the estimated fair value at the measurement date for the warrant and options discussed above consistent with the method prescribed by SFAS No. 123, the Company's May 31, 1997 net loss and loss per share would have changed to the pro forma amounts indicated below:

          Net loss:
            As reported                       $ (5,477,141)
            Pro forma                         $ (5,768,141)
          Net loss per common share:
            As reported                       $      (0.26)
            Pro forma                         $      (0.27)

     The fair values of the warrant and options granted during fiscal year 1997 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

          Expected volatility                          158%
          Risk-free interest rate                      6.0%
          Expected dividends                            --
          Expected terms (in years)                3 years

     The Company's board of directors is authorized to issue up to an additional 14,470,000 shares of preferred stock at a price and on terms to be determined by a majority vote of the board of directors.

9.   COMMITMENTS AND CONTINGENCIES

     The Company granted a five-year employment agreement, effective September 1, 1996 to an officer with annual salary commitments of $96,000 and $120,000 the first two years of the contract and with subsequent escalations as defined in the agreement.

     The Company leases its operating facility under a noncancellable operating lease. The total minimum rental commitments at May 31, 1997 are as follows:

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


          Years Ending May 31,
          --------------------
          1998                               $   24,000
          1999                                   24,000
          2000                                   24,000
          2001                                   24,000
          2002                                    6,000
                                             ----------
                                             $  102,000
                                             ==========

Rent expense for the period ended May 31, 1997 totaled $18,000.

10.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     The Company operates primarily in one industry segment, oil field services. A geographic concentration exists because the Company's customers are generally located in the Rocky Mountain region of the United States. Financial instruments that subject the Company to credit risk consist principally of accounts receivable. At May 31, 1997, accounts receivable applicable to the oil field services segment totaled $73,185. Two of the Company's customers accounted for approximately 76% of that balance. For the period ended May 31, 1997, approximately 39% of the Company's service revenue was derived from two customers. No other customer accounted for more than 10% of total accounts receivable or revenue.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments are primarily cash, accounts receivable and payable and notes payable (including long-term debt). The fair value of the Company's financial instruments generally approximate their carrying values due to the short-term nature of the instruments. In the case of long-term debt, management estimates the fair value based on expected cash flows and believes the fair value approximates the carrying value at May 31, 1997.

12.  SUBSEQUENT EVENTS

     The following significant events occurred subsequent to May 31, 1997:

     o In December 1997, the Company was acquired in a reverse acquisition by the stockholders of Plastic Pallet Production, Inc. As part of the transaction the parties agreed that the assets and liabilities in the Company prior to the reverse acquisition would be distributed into a new company to be owned by the stockholders of the Company prior to the reverse acquisition.

     o In December 1997, the Company issued 1,620,000 shares of preferred stock (including 1,510,000 shares to the president of the Company) for consulting services.

     o In December 1997, the Company's board of directors authorized creation of a new "Series B" preferred stock. One share of Series B would be convertible into 10 shares of common stock after December 10, 1999 and one share of preferred stock would have votes equal to 10 shares of common stock.

                   CABEC ENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


o In December 1997, a note payable with a balance of $142,875 at May 31, 1997 (see Note 4) was converted to 1,028,907 shares of common stock.

o In November 1997, an employment agreement was entered into with a director, which required compensation of approximately $840,000 over the five year term of the agreement.

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
PalWeb Corporation
Dallas, Texas


We have audited the accompanying consolidated balance sheet of PalWeb Corporation and subsidiaries as of May 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of PalWeb Corporation and subsidiaries as of May 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has suffered significant losses from operations. Substantial additional funding will be required to implement its business plan and to attain profitable operations. The lack of adequate funding to maintain working capital and stockholders' deficits at May 31, 1998, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                       /s/ HULME RAHHAL HENDERSON, INC.


May 25, 1999
Ardmore, Oklahoma

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS


                                                 February 28,       May 31,
           ASSETS                                    1999            1998
                                                 ------------    ------------
                                                                  (unaudited)
CURRENT ASSETS:
 Inventory                                       $     18,688    $     33,687
 Assets held for resale                                    --          74,995
                                                 ------------    ------------
         Total current assets                          18,688         108,682

PROPERTY, PLANT AND EQUIPMENT,
 net of accumulated depreciation                    2,037,275       2,454,950

OTHER ASSETS:
 Net assets, discontinued operations                       --         352,933
 Patent costs, net                                     60,781          56,072
 Deposits and other                                    30,173          29,353
                                                 ------------    ------------
         Total other assets                            90,954         438,358
                                                 ------------    ------------

TOTAL ASSETS                                     $  2,146,917    $  3,001,990
                                                 ============    ============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
 Notes payable                                   $    480,980    $    963,807
 Mortgage payable - related party                   1,350,000       1,350,000
 Accounts payable                                     378,245         359,237
 Accrued expenses                                     214,016         366,213
 Payable to related parties                           184,090       2,073,778
 Customer deposits                                    534,000              --
                                                 ------------    ------------
         Total current liabilities                  3,141,331       5,113,035

NOTES PAYABLE                                              --              --

STOCKHOLDERS' DEFICIENCY:
 Preferred stock, $.0001 par,
  20,000,000 shares authorized -
    Preferred, outstanding - 880,000
     and 380,000, respectively                             88              38
    Preferred, Series B, 1,226,667 outstanding            123             123
 Common stock, $.10 par value,
  250,000,000 authorized, outstanding -
   170,956,046 and 148,710,321, respectively       17,095,605      14,871,032
 Additional paid-in capital                       (12,408,757)    (12,468,144)
 Deficit accumulated during development stage      (5,681,473)     (4,514,094)
                                                 ------------    ------------
         Total stockholders' deficiency              (994,414)     (2,111,045)
                                                 ------------    ------------

TOTAL LIABILITIES AND
 STOCKHOLDER'S DEFICIENCY                        $  2,146,917    $  3,001,990
                                                 ============    ============

The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                        From Inception
                                       Nine Months         Year      (November 20, 1995)
                                          Ended           Ended            Through
                                       February 28,       May 31,          May 31,
                                          1999             1998             1998
                                      -------------    -------------    -------------
                                                        (unaudited)
SALES                                 $      45,083    $      40,057    $      43,575

OTHER INCOME:

 Scrap sales                                     --            4,267           96,205
 Rental income                               78,000           76,600          107,980
 Miscellaneous income                            --               --            1,241
                                      -------------    -------------    -------------
         Total other income                  78,000           80,867          205,426

EXPENSES:

 Research and development                        --           49,379          406,943
 Salaries and benefits                      329,859          476,916          627,758
 Depreciation and amortization              115,555          158,701          240,909
 Other general and administrative           816,575        1,051,282        1,652,802
 Impairment investment                           --        1,806,231        1,806,231
 Interest expense                            56,760           33,240           52,270
                                      -------------    -------------    -------------
         Total expense                    1,318,749        3,575,749        4,786,913
                                      -------------    -------------    -------------

LOSS FROM CONTINUING OPERATIONS          (1,195,666)      (3,454,825)      (4,537,912)
                                      -------------    -------------    -------------

INCOME FROM DISCONTINUED OPERATIONS          28,287           23,818           23,818
                                      -------------    -------------    -------------

NET LOSS                              $  (1,167,379)   $  (3,431,007)   $  (4,514,094)
                                      =============    =============    =============


LOSS PER COMMON SHARE:
 Continuing operations                $        (.01)   $        (.04)
 Discontinued operations                         --               --
                                      -------------    -------------

         Total                        $        (.01)   $        (.03)
                                      =============    =============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                            168,601,000       91,769,000
                                      =============    =============


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY


                                                Preferred Stock            Preferred Stock, Series B
                                          ----------------------------    ----------------------------
                                             Shares          Amount          Shares          Amount
                                          ------------    ------------    ------------    ------------
BALANCES, Beginning                                 --    $         --              --    $         --

Common stock for cash, September, 1996              --              --              --              --

Additional cash contributions                       --              --              --              --

Net loss for period                                 --              --              --              --
                                          ------------    ------------    ------------    ------------

BALANCES, September 30, 1997                        --              --              --              --

Reverse purchase acquisition:
 Capital of acquired company                 5,530,000             553              --              --
 Common stock exchanged for Plastic
  Pallet Production, Inc. (PPP)common      101,000,000      10,100,000     (19,063,857)      9,699,895
 Elimination of PPP common stock                    --              --              --              --

Issuance of stock for services                 110,000              11       1,226,667             123

Issuance of stock for investment                    --              --              --              --

Preferred stock converted to common         (4,840,000)           (484)             --              --

Cancellation of preferred stock               (420,000)            (42)             --              --

Issuance of common stock for
 retirement of debt                                 --              --              --              --

Net loss for the period                             --              --              --              --
                                          ------------    ------------    ------------    ------------

BALANCES, May 31, 1998                         380,000              38       1,226,667             123

Issuance of stock for services
 (unaudited)                                   500,000              50              --              --

Forgiveness of debt (unaudited)                     --              --              --              --

Stock issued for debt (unaudited)                   --              --              --              --

Adjustment in stock issuance on
 PPP stock exchange (unaudited)                     --              --              --              --

Spin off of subsidiaries (unaudited)                --              --              --              --

Net loss for the period (unaudited)                 --              --              --              --
                                          ------------    ------------    ------------    ------------

BALANCES, February 28, 1999 (unaudited)        880,000    $         88       1,226,667    $        123
                                          ============    ============    ============    ============

                                                  Common Stock             Additional                        Total
                                          ----------------------------      Paid-in       Accumulated     Stockholders;
                                             Shares          Amount         Capital          Deficit         Deficit
                                          ------------    ------------    ------------    ------------    ------------
BALANCES, Beginning                                 --    $         --    $         --    $         --    $         --

Common stock for cash, September, 1996       2,000,000          40,000              --              --          40,000

Additional cash contributions                       --              --         451,976              --         451,976

Net loss for period                                 --              --              --      (1,083,087)     (1,083,087)
                                          ------------    ------------    ------------    ------------    ------------

BALANCES, September 30, 1997                 2,000,000          40,000         451,976      (1,083,087)       (591,111)

Reverse purchase acquisition:
 Capital of acquired company                24,446,414       2,444,641       6,518,663      (9,699,895)       (736,038)
 Common stock exchanged for Plastic
  Pallet Production, Inc. (PPP)common          736,038
 Elimination of PPP common stock            (2,000,000)        (40,000)         40,000              --              --

Issuance of stock for services               2,395,000         239,500              --              --         239,634

Issuance of stock for investment            15,000,000       1,500,000              --              --       1,500,000

Preferred stock converted to common          4,840,000         484,000        (483,516)             --              --

Cancellation of preferred stock                     --              --              42              --              --

Issuance of common stock for
 retirement of debt                          1,028,907         102,891          68,548              --         171,439

Net loss for the period                             --              --              --      (3,431,007)     (3,431,007)
                                          ------------    ------------    ------------    ------------    ------------

BALANCES, May 31, 1998                     148,710,321      14,871,032     (12,468,144)     (4,514,094)     (2,111,045)

Issuance of stock for services
 (unaudited)                                 3,100,000         310,000              --              --         310,050

Forgiveness of debt (unaudited)                     --              --       1,775,491              --       1,775,491

Stock issued for debt (unaudited)            1,000,000         100,000          83,993         183,993

Adjustment in stock issuance on
 PPP stock exchange (unaudited)             18,145,725       1,814,573      (1,814,573)             --              --

Spin off of subsidiaries (unaudited)                --              --          14,476              --          14,476

Net loss for the period (unaudited)                 --              --              --      (1,167,379)     (1,167,379)
                                          ------------    ------------    ------------    ------------    ------------

BALANCES, February 28, 1999 (unaudited)    170,956,046    $ 17,095,605    $(12,408,757)   $ (5,681,473)   $   (994,414)
                                          ============    ============    ============    ============    ============


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       From Inception
                                          Nine Months        Year    (November 20, 1995)
                                              Ended          Ended         Through
                                          February 28,      May 31,        May 31,
                                              1999           1998           1998
                                          ------------   -----------    -----------
                                                         (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss, continuing operations          $(1,195,666)   $(3,454,825)   $(4,537,912)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization              115,555        158,701        240,909
   Consulting services paid by
    issuance of common stock                  310,000        239,634        239,634
   Impairment of investment                        --      1,806,231      1,806,231
   Loss of disposition of property             76,155             --             --
   Changes in inventory                        14,999         20,381        (33,687)
   Changes in other assets                     (7,911)       (21,286)       (84,411)
   Changes in payable to related party       (114,197)       621,917      2,073,778
   Changes in accounts payable
    and accrued expenses                     (133,143)       617,450        896,888
                                          -----------    -----------    -----------
         Net cash provided (used) by
      continuing operations                  (934,208)       (11,797)       601,431
         Net cash provided by
      discontinued operations                  42,767         33,256         33,256
                                          -----------    -----------    -----------
         Net cash provided (used) by
      operating activities                   (891,441)        21,459        634,687

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment          (108,555)       (87,350)    (3,087,537)
 Proceeds from sale of equipment               74,995
 Net change in discontinued assets            352,933       (352,933)      (352,933)
                                          -----------    -----------    -----------
         Net cash provided (used) by
      investing activities                    319,373       (440,283)    (3,440,470)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase (decrease) in notes payable          38,068        418,824        963,807
 Proceeds from mortgage payable -
  related party                                    --             --      1,350,000
 Increase in customer deposits                534,000             --             --
 Proceeds from issuance of common stock            --             --        491,976
                                          -----------    -----------    -----------
         Net cash provided (used) by
      financing activities                    572,068        418,824      2,805,783
                                          -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                    --             --             --
CASH, beginning of period                          --             --             --
                                          -----------    -----------    -----------

CASH, end of period                       $        --    $        --    $        --
                                          ===========    ===========    ===========


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization

     PalWeb Corporation (Company), formerly Cabec Energy Corporation, was incorporated November 13, 1981. In December 1997, the Company was acquired in a reverse acquisition by the stockholders of Plastic Pallet Production, Inc. (Pallet). As part of the transaction, it was agreed that the assets and liabilities of the Company prior to the transaction would be distributed into a new company to be owned by the stockholders of the Company prior to the reverse acquisition.

     Effective with the reverse acquisition, the Company and its wholly owned subsidiary Pallet will pursue the manufacture and marketing of plastic pallets and the related equipment to produce plastic pallets.

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     Statement of Cash Flows

     The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

     Use of Estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from those estimates.

     Inventory

     Inventory consists of finished pallets and is stated at the lower of cost (first-in, first-out) or market value.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Property, Plant and Equipment

     The Company's property, plant and equipment is stated at cost. Depreciation expense is computed on the straight-line method over the estimated useful lives, which range from three to twenty years. Gains and losses from retirements and dispositions of fixed assets are recorded in the period incurred.

     Impairment of Long-Lived Assets

     The Company accounts for impairment of long-lived assets in accordance with SFAS 121, "According for Impairment of Long- Lived Assets". SFAS 121 requires that in the event that facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     Patents

     Amortization expense for the costs incurred by the Company to obtain the patents on the modular pallet system and accessories is computed on the straight-line method over the estimated life of 17 years.

     Income Taxes

     The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based in the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Research and Development Costs

     Research and Development costs are charged to operations in the period incurred.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Loss Per Share

     Loss per share is computed based on weighted average number of shares outstanding. Convertible preferred stock and stock options are not considered as their effect is antidilutive.

     Impact of Recently-Issued Accounting Standards

     Recently-issued pronouncements include Statement of Financial Accounting Standards 128, "Earnings per Share" and Statement of Financial Accounting Standards 129 "Disclosure of Information About an Entity's Capital Structure". Statement 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion 15 "Earnings Per Share". Statement 128 provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. Statements 128 and 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation does not have a material effect on the Company's consolidated financial statements.

     Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. Statement 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   CONTINUATION AS A GOING CONCERN

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has suffered significant losses from operations. In addition, the Company has received substantial funding from one investor to date and will require additional substantial funding in order to implement its business plan and have an opportunity to achieve profitable operations. Neither the receipt of additional funding in adequate amounts nor the successful implementation of its business plan can be assured. The combination of these factors raise substantial doubt about the Company's ability to continue as a going concern. It is management's opinion that the funding required to reach necessary production levels will be obtained and, based upon expressions of interest from potential customers, the Company will obtain adequate sales to reach a profitable status, and will continue as a going concern.

3.   PROPERTY, PLANT AND EQUIPMENT

     A summary of the property, plant and equipment as of February 28, 1999 (unaudited) and May 31, 1998 is as follows:

                                                   February 28,     May 31,
                                                       1999          1998
                                                   ------------   -----------
                                                           (unaudited)
          Land                                     $   278,000    $   691,057
          Plant building                             1,166,127      1,166,127
          Plant and building improvements              141,791        141,791
          Production machinery and equipment           639,785        551,571
          Office equipment                              94,282         73,941
          Furniture and fixtures                        33,654         33,654
                                                   -----------    -----------
                                                     2,353,639      2,658,141
          Less accumulated depreciation               (316,364)      (203,191)
                                                   -----------    -----------
                                                   $ 2,037,275    $ 2,454,950
                                                   ===========    ===========

     Production machinery and equipment include work-in-progress of $399,359 and $297,204, at February 28, 1999 (unaudited) and May 31, 1998, respectively. The work-in-progress consists of injection molding machines and molds for the manufacture of plastic pallets.

     Depreciation expense for the periods was $115,555 (unaudited) and $117,251, respectively.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   NOTES PAYABLE

     A summary of the notes payable as of February 28, 1999 (unaudited) and May 31, 1998 are as follows:

                                                          February 28,  May 31,
                                                              1999       1998
                                                            --------   --------
                                                                      (unaudited)
          Note payable to several organizations and
            individuals, interest at 8.5%, principal
            and accrued interest due at maturity of
            December 1997, collateralized by land           $     --   $339,077

          Note payable to finance company, interest at
            10%, principal and accrued interest due at
            maturity of January 1998, collateralized
            by certain production machinery and equipment         --    133,750

          Note payable to individual, interest imputed
            at 10%, principal and interest, due in
            November 1998, collateralized by mortgages
            on certain portions of the plant building
            and land and a guarantee by a stockholder        480,980    490,980
                                                            --------   --------

                                                             480,980    963,807
                       Current portion                       480,980    963,807
                                                            --------   --------
                       Long-term                            $     --   $     --
                                                            ========   ========

5.   RELATED PARTY TRANSACTIONS

     The Company's subsidiary Pallet has received substantial funding that has come from an investor and his affiliated companies. As of February 28, 1999 (unaudited) and May 31, 1998, the Company had a mortgage payable to the investor of $1,350,000 which bears interest at 12.35% and is due on demand; however, no interest has been paid or accrued or paid on this note for the year ended May 31, 1998 or the nine months ended February 28, 1999 (unaudited). This note is collateralized by a first mortgage on a portion of the plant and land in Dallas, Texas. Additionally, this investor has advanced operating funds of $1,411,352 as of May 31, 1998. These advances are non-interest bearing. In connection with stock received from the reverse acquisition, the investor agreed to convert these advances to capital. During the period ended February 28, 1999 (unaudited), the advances were accounted for as a contribution to additional paid in capital.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.   RENTAL INCOME

     The Company leases a portion of its plant facilities in Dallas, Texas to another manufacturing company under an operating lease which expires in May 2000. The lease requires monthly payments of $4,860.

     The following is an analysis of the leased property under operating leases by major class as of February 28, 1999 (unaudited) May 31, 1998


          Class of Property
          -----------------
          Plant building                               $ 385,995
          Plant land                                      92,574
                                                       ---------
                                                         478,569
          Less accumulated depreciation                  (17,569)
                                                       $ 461,000
                                                       =========

     The following is a schedule by year of future minimum rental payments to be received under the operating lease as of May 31, 1998:

          Year Ending May 31,
          ------------------
                  1999                                 $  58,320
                  2000                                    58,320
                                                       ---------
                                                       $ 116,640
                                                       =========

7.   IMPAIRMENT OF INVESTMENT

     In March 1998, the Company issued 15,000,000 of common stock for a 20% investment in Vimonta AG which was valued at par value ($.10 per share) of the Company's common stock. The transaction was principally to assist the Company in marketing its products in Europe. Since Vimonta AG is primarily a marketing company with few assets and the Company's products continue to be in the development stage, the Company has recorded a charge to income in the amount or $1,495,000.

     In addition, the Company recorded an impairment loss in the amount of $311,231 on certain plant equipment to recognize the net realizable value of equipment held for resale and to charge off certain molds for plastic products that have no future value.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   FEDERAL INCOME TAXES

     The Company has a net operating loss (NOL) for Federal income tax purposes as of May 31, 1998 of approximately $4,500,000 which will expire, if unused, in 2000 through 2013. The Company has a deferred tax asset of approximately $1,530,000 as a result of the NOL. The deferred tax asset is fully reserved at February 28, 1999 (unaudited) and May 31, 1998. The company has no material deferred tax liabilities.

9.   ACQUISITION

     Effective December 12, 1997, the Company issued 101,000,000 shares of common stock to the shareholder of Plastic Pallet Production, Inc., in a reverse acquisition. The transaction is treated as a purchase. The assets of the Company prior to the acquisition were distributed in December 1998, to the shareholders of record prior to the issuance of shares in connection with the acquisition (see Note 12 for summary of assets acquired by Plastic Pallet Production which are accounted for as a discontinued operation). In July 1998, an additional 18,145,725 shares of common stock of the Company were issued to the shareholder of Plastic Pallet Production, Inc.

10.  STOCKHOLDERS' EQUITY

     The Company issued 1,000,000 shares (unaudited) and 1,028,907 shares of common stock to retire certain liabilities totalling $183,993 and $171,439 during the periods ended February 28, 1999 and May 31, 1998, respectively.

     The Company also issued shares of common stock and preferred during the periods ended February 28, 1999 (unaudited) and May 31, 1998 for services. These shares were valued at par value of $.10.

     Preferred stock converted into common stock during the period ended May 31, 1998 totalled 4,840,000.

     Preferred stock is convertible into common stock at a ratio of one to one. The preferred stock, Series B, is convertible into common stock at ten shares of common for one share of preferred, series B.

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  STOCKHOLDERS' EQUITY (CONTINUED)

     The Company has granted options to purchase common stock and at May 31, 1998, the following are outstanding:

          Number of shares       Per Share          Expiration Date
          ----------------       ---------          ---------------
              120,000              $.10             July 31, 2003
              160,000               .10             July 31, 2004
              200,000               .10             July 31, 2005
              240,000               .10             July 31, 2006
              600,000               .50             None
            1,000,000               .10             August 31, 2002

11.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist principally of accounts payable, accrued liabilities and notes and mortgages payable. Management estimates the market value of the notes and mortgage payable based on expected cash flows and believes these market values approximate carrying values at February 28, 1999 (unaudited) and May 31,1998.

12.  SUPPLEMENTAL INFORMATION OF CASH FLOWS

     Non-cash investing and financing activities are as follows:

                                                      February 28,    May 31,
                                                         1999          1998
                                                      -----------   -----------
                                                                    (unaudited)
          Common stock issuances in exchange for:
           Consulting services                        $   310,000   $   239,634
           Retirement of liabilities                    1,959,484       171,439
           Investment in securities                            --     1,500,000
           Conversion of preferred stock                       --       484,000
           Outstanding shares of Plastic Pallet
            Production, Inc. in reverse acquisition     1,814,573    12,504,641
          Retirement of mortgage debt in exchange
           for mortgaged property                         336,902            --


          Interest paid:
           Continuing operations                               --            --
           Discontinued operations                             --            --

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


13.  DISCONTINUED OPERATIONS

     As part of the reverse acquisition with Pallet, it was agreed that the assets and liabilities of the Company prior to the transaction would be distributed into a new company to be owned by the stockholders of the Company prior to the reverse acquisition. Those net assets consisted principally of Wyoming Pipe & Tool Corp., Fleur-David Corporation and a 15% interest in the outstanding common stock of Cooper Manufacturing. The disposal of these entities has been accounted for as a discontinued operation and, accordingly, the net assets (liabilities) have been segregated from continuing operations in the accompanying consolidated balance sheets, and its operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of operations and cash flows.

     Information relating to the discontinued operations for the periods ended February 28, 1999 (unaudited) and May 31, 1998 is as follows:

                                           Nine Months Ended    Year Ended
                                              February 28,        May 31,
                                                1999               1998
                                              ---------         ---------
                                                               (unaudited)
          Net sales                           $ 423,212         $ 857,148
          Cost of sales                        (266,029)         (164,242)
                                              ---------         ---------
           Gross Profit                         157,183           692,906
          Operating costs                      (192,869)         (642,037)
          Nonoperating costs (income)            63,973           (27,051)
                                              ---------         ---------
          Income before taxes                    28,287            23,818
          Provision for income taxes                 --                --
                                              ---------         ---------
          Net income                          $  28,287         $  23,818
                                              =========         =========

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The net assets and liabilities of the discontinued operations included in the accompanying consolidated balance sheets as of May 31, 1998 are as follows:

                                                             May 31,
                                                              1998
                                                            ---------
          Accounts receivable                               $ 147,869
          Prepaid expenses                                      4,433
          Property, plant and equipment, net                  480,717
          Goodwill                                            736,038
          Deposits and other assets                           100,500
          Accounts payable and accrued expenses              (233,013)
          Notes payable                                      (883,611)
                                                            ---------

             Net assets                                     $ 352,933
                                                            =========

14.  SUBSEQUENT EVENTS

     The following events occurred subsequent to May 31, 1998 not otherwise disclosed herein with respect to the unaudited consolidated financial statements as of February 28, 1999:

          In April 1999, a related party acquired the Company's plant in Dallas, Texas based on an appraisal and the buyer assumed the mortgage payable
          - related party in the amount of $1,350,000. The Company executed a one year lease at $12,235 per month to occupy the facility. The Company also has a three year option to purchase the property for $2,700,000.

          In April 1999, the Company retired a note payable in the amount of $490,980 at February 28, 1999 (unaudited) and May 31, 1998 through the exchange of certain land located in Dallas, Texas with a cost of $278,000.

          In March 1999, the Company issued 25,000 shares of common stock for consulting services.

          In April 1999, the Company issued 41,000,000 shares of common stock for $534,000 and consulting services.

          The Company issued 7,000,000 shares of common stock in May 1999 to a shareholder as a settlement in the stock exchange with Plastic Pallet Production, Inc.

                                    EXHIBITS


1.   Certificate of Incorporation and Amendments

2.   Bylaws